Mail Stop 4561

May 6, 2009

M P Vijay Kumar
Chief Financial Officer
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113
Republic of India

> **Re: Sify Technologies Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **File No. 000-27663**

Dear Mr. Kumar:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief